NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on May 29, 2007, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(2) That the entire class of this security was redeemed or paid at maturity or retirement on May 16, 2007. Each Equity Unit has a stated amount of $25 and consists of a purchase contract issued by Genworth Financial, Inc. and, initially, a 1/40, or 2.5%, undivided beneficial ownership interest in a $1,000 principal amount senior note due May 16, 2009, issued by the company, which the company refers to as a Corporate Unit. The purchase contract obligates the holder to purchase from the company, no later than May 16, 2007, for a price of $25 in cash, between 1.0623 and 1.2855 shares of the company's Class A Common Stock, subject to further anti-dilution adjustments, depending on the average closing price of the company's Class A Common Stock over the 20-trading day period ending on the third trading day prior to such date. The company has declared a quarterly dividend of $0.09 per outstanding shares of its Class A Common Stock, payable on April 27, 2007, to stockholders of record on April 12, 2007. Following payment of such dividend, the minimum and maximum settlement rates will be further adjusted in accordance with the terms of the Equity Units. Genworth Financial, Inc. will also pay the holder quarterly contract adjustment payments at a rate of 2.16% per year of the stated amount of $25 per Equity Unit, or $0.54 per year, as described in the prospectus. The notes currently bear interest at a rate of 3.84% per year, payable, initially, quarterly. The notes will be remarketed as described in the prospectus. In connection with this remarketing, the interest rate on the notes will be reset and thereafter interest will be payable at the reset rate. Following the purchase contract settlement date, interest will be payable semi-annually, regardless of whether there was a successful remarketing. The holder's ownership interest in the notes, the applicable ownership interest in the Treasury portfolio or the Treasury securities, as the case may be, will be pledged to Genworth Financial, Inc. to secure the holder's obligation under the related purchase contract. If there is a successful remarketing of the notes on or prior to the third business day immediately preceding May 16, 2007, and the holder holds Corporate Units, the proceeds from the remarketing will be used to satisfy the holder's payment obligations under the purchase contracts, unless the holder shall have elected to settle with separate cash. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on May 16, 2007.